United States Securities and Exchange Commission

Mail Stop 3720

CD/AD11

100 F St. NE

Washington, DC, 20549

Re:	In Touch Media Group, Inc.

Form 10-KSB for Fiscal year Ended December 31, 2005

Filed On March 31, 2006

Form 10-QSB for Fiscal Quarter Ended September 30, 2006

File No. 0-50022

Dear Sir,

In response to your letter of January 5, please allow me to clarify the following points:

Comment 1. In Touch Media Group, Inc. does not charge click fees. We are primarily a service business and our Search Engine Marketing services work in conjunction with Google and Overture. As such, we do not break out such costs as they are billed directly by the search engines. We will clarify this in the filing of our Form 10KSB for the year ended December 31, 2006 and the updated Form SB-2 for that same time period.

Comments 2 and 3. The equity was received for one transaction, a celebrity endorsement by Ice T (Law and Order) real name Tracey Marrow who I have earlier dealings with. The company is Rodedawg International Industries, Inc. (Rodedawg), a pink sheet company trading under the symbol RWGI.PK. It is not a private company. The contract provided for 3,000,000 restricted shares of Rodedawg common stock in total for this endorsement of which 1,500,000 were given to Mr. Marrow. We booked the net entry of 1,500,000 share of RWGI on our books. I have copies of both certificates and the contract of which have been shown to our attorneys as well as our auditors. Per the contract, Mr. Marrow is to be available for commercial shoots, and his name and likeness can be used in promotional materials and occasional PR Events for the Rodedawg amphibious military vehicle (being imported from China.) Rodedawg Industries is responsible for all hard costs in connection with this endorsement.

When valuing this transaction, we considered valuing both the services provided and the stock received for the services rendered. Since the services provided were unique to this situation and does not parallel our core services we came to the conclusion that the value of the restricted stock received was more readily determinable.

Guide for this type of transaction is provided in APB Opinion No. 29, Accounting for Nonmonetary Transactions, and subsequently, FAS 153: Exchanges of Nonmonetary Assets. The SEC has also provided some general valuation guidance for restricted securities with a reference to ASR 113, which states: Accordingly, their fair values must be determined in good faith by the board of directors and this obligation necessarily continues throughout the period these securities are retained in the company’s portfolio... It is appropriate for holders of restricted securities to discount the securities and that the discounts will frequently be substantial.

Unfortunately, the share price subsequently decreased far more than anticipated. Therefore, the value of the stock was re-evaluated at the end of each quarter and the Company recognized an impairment charge as considered appropriate based on the facts and circumstances, including the current stock price at the time.

Please let me know if there is anything else you need from us with regard to the above,

Sincerely,

Laura Betterly